UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Criteo S.A.
(Name of Issuer)

American Depositary Shares, each representing one Ordinary Share, nominal value €0.025 per share
(Title of Class of Securities)

226718104
(CUSIP Number)

Connie Neumann Office and compliance manager Petrus Advisers Ltd Eighth Floor, 6 New Street Square, New Fetter Lane London EC4A 3AQ, United Kingdom +44 20 7933 8831
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226718104	13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Petrus Advisers Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
3,843,847

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,258,257

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,258,257

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.51%[1]

14	TYPE OF REPORTING PERSON* (see instructions)
FI

[1]	Based on 56,687,497 Shares (as defined herein) outstanding as of April 30, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on May 2, 2024.

CUSIP No. 226718104	13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Klaus Umek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Austrian

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		71,583

	8	SHARED VOTING POWER
3,843,847

	9	SOLE DISPOSITIVE POWER
71,583

	10	SHARED DISPOSITIVE POWER
4,258,257

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,329,840

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.64%[2]

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

[2]	Based on 56,687,497 Shares outstanding as of April 30, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on May 2, 2024.

CUSIP No. 226718104	13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Till Hufnagel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
German

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		185,561

	8	SHARED VOTING POWER
3,843,847

	9	SOLE DISPOSITIVE POWER
185,561

	10	SHARED DISPOSITIVE POWER
4,258,257

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,443,818

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.84%[3]

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

[3]	Based on 56,687,497 Shares outstanding as of April 30, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on May 2, 2024.

CUSIP No. 226718104	13D	Page 5 of 10

EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the Act, this Amendment No. 5 to the Schedule 13D (“Amendment No. 5”) amends certain items of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 27, 2024, as amended by Amendment No. 1 filed with the Commission on April 18, 2024, Amendment No. 2 filed with the Commission on April 24, 2024, Amendment No. 3 filed with the Commission on May 15, 2024, and Amendment No. 4 filed with the Commission on May 29, 2024 (collectively, the “Schedule 13D”), relating to the American Depository Shares (the “ADS”), each representing one ordinary share, nominal value €0.025 per share (the “Shares”) of Criteo S.A., a French société anonyme whose headquarters are located at 32 rue Blanche, 75009 Paris, France (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

CUSIP No. 226718104	13D	Page 6 of 10

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Because the Reporting Persons have generated more proceeds from sales of ADS than they have spent on acquiring ADS and options to acquire ADS since the filing of Amendment No. 4 on May 29, 2024, the Reporting Persons have not had to source additional funds to acquire the ADS and options to acquire ADS purchased since the filing of Amendment No. 4 on May 29, 2024.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)	See rows (11) and (13) of pages 2, 3 and 4 of this Amendment No. 5 for the aggregate number of ADS and percentage of ADS beneficially owned by the Reporting Persons as of July 9, 2024. These amounts include (i) an aggregate 3,600,000 ADS that the Reporting Persons have the right to acquire within 60 days upon exercise of long standardized call options, and (ii) 310,000 ADS that the Reporting Persons have the right to recall at any time at a price of $29.7930, and 200,000 ADS that the Reporting Persons have the right to recall at any time at a price of $29.036, both pursuant to a repurchase agreement with RBC Bank that is scheduled to terminate on July 11, 2024. The aggregate percentage of ADS reported beneficially owned by the Reporting Persons is based upon 56,687,497 Shares outstanding as of April 30, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed by the Issuer with the Commission on May 2, 2024.

(b)	See rows (7) through (10) of pages 2, 3 and 4 of this Amendment No. 5 for the ADS as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition as of July 9, 2024. Each of Petrus, Mr. Hufnagel and Mr. Umek may be deemed to share voting power and share dispositive power over the ADS and options to acquire ADS held directly by the investment vehicles and managed accounts for which Petrus serves as investment manager or portfolio adviser and the private individuals who have signed powers of attorney in favor of Petrus.

(c)	The transactions in the ADS effected by the Reporting Persons since the filing of Amendment No. 4 on May 29, 2024 and through July 9, 2024 are set forth on Schedule 6 attached hereto.

CUSIP No. 226718104	13D	Page 7 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Petrus Advisers Ltd.

By:	/s/ Suraj Shah
Suraj Shah
(Name)

Director
(Title)

July 11, 2024
(Date)

By:	/s/ Klaus Umek
Klaus Umek
(Name)

July 11, 2024
(Date)

By:	/s/ Till Hufnagel
Till Hufnagel
(Name)

July 11, 2024
(Date)

CUSIP No. 226718104	13D	Page 8 of 10

SCHEDULE 6

Transactions in the ADS of the Issuer by the Reporting Persons since the filing of Amendment No. 4

The following table sets forth all transactions in the ADS effected since the filing of Amendment No. 4 on May 29, 2024 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Reporting Person	Type	Quantity[4]	Name of Security	Price[5]	Trade Date[6]
Petrus Advisers LTD	Sell	-2,643	CRTO US Equity	39.237040	20240528
Petrus Advisers LTD	Sell	-25,000	CRTO US Equity	39.071350	20240528
Petrus Advisers LTD	Sell	-25,000	CRTO US Equity	39.095489	20240528
Petrus Advisers LTD	Sell	-80,319	CRTO US Equity	39.107847	20240528
Petrus Advisers LTD	Buy	29,000	CRTO US Equity	39.485072	20240529
Petrus Advisers LTD	Sell	-5,135	CRTO US Equity	39.805418	20240529
Petrus Advisers LTD	Sell	-100	CRTO US Equity	39.520000	20240529
Petrus Advisers LTD	Buy	17,250	CRTO US Equity	39.470825	20240530
Petrus Advisers LTD	Buy	29,678	CRTO US Equity	39.260485	20240530
Petrus Advisers LTD	Buy	2,750	CRTO US Equity	39.364651	20240530
Petrus Advisers LTD	Buy	40,000	CRTO US Equity	38.847020	20240531
Petrus Advisers LTD	Sell	-1,626	CRTO US Equity	39.178536	20240531
Petrus Advisers LTD	Buy	11,500	CRTO US Equity	38.950163	20240603
Petrus Advisers LTD	Buy	3,000	CRTO US Equity	38.783183	20240603
Petrus Advisers LTD	Buy	27,600	CRTO US Equity	38.046354	20240604
Petrus Advisers LTD	Buy	5,300	CRTO US Equity	37.895612	20240604
Petrus Advisers LTD	Buy	1,900	CRTO US Equity	38.132976	20240604
Petrus Advisers LTD	Sell	-2,100	CRTO US Equity	38.512179	20240605
Petrus Advisers LTD	Sell	-4,680	CRTO US Equity	38.550549	20240605
Petrus Advisers LTD	Buy	4,000	CRTO US Equity	38.705332	20240606
Petrus Advisers LTD	Sell	-18,915	CRTO US Equity	38.927145	20240606
Petrus Advisers LTD	Buy	12,000	CRTO US Equity	38.851958	20240607
Petrus Advisers LTD	Buy	7,000	CRTO US Equity	38.311210	20240610
Petrus Advisers LTD	Sell	-26,862	CRTO US Equity	38.534455	20240610
Petrus Advisers LTD	Buy	13,500	CRTO US Equity	38.362635	20240611

[4]	Quantity of options reflects number of contracts, with each contract representing 100 ADS.
[5]	Price per share in US dollars.
[6]	Trade dates are following the format YYYYMMDD.

CUSIP No. 226718104	13D	Page 9 of 10

Petrus Advisers LTD	Buy	1,500	CRTO US Equity	38.387633	20240611
Petrus Advisers LTD	Buy	6,000	CRTO US Equity	38.269025	20240612
Petrus Advisers LTD	Buy	1,000	CRTO US Equity	38.319540	20240612
Petrus Advisers LTD	Buy	10,000	CRTO US Equity	37.203955	20240613
Petrus Advisers LTD	Buy	8,030	CRTO US Equity	37.316021	20240613
Petrus Advisers LTD	Buy	23,241	CRTO US Equity	37.238932	20240613
Petrus Advisers LTD	Buy	121	CRTO US Equity	37.701736	20240613
Petrus Advisers LTD	Buy	3,000	CRTO US Equity	37.189308	20240613
Petrus Advisers LTD	Buy	4,500	CRTO US Equity	36.987909	20240614
Petrus Advisers LTD	Buy	34,000	CRTO US Equity	36.180544	20240614
Petrus Advisers LTD	Buy	14,330	CRTO US Equity	36.288593	20240614
Petrus Advisers LTD	Buy	15,000	CRTO US Equity	35.910000	20240614
Petrus Advisers LTD	Buy	2,250	CRTO US Equity	35.942676	20240617
Petrus Advisers LTD	Buy	1,000	CRTO US Equity	35.897980	20240617
Petrus Advisers LTD	Sell	-10,290	CRTO US Equity	36.015811	20240617
Petrus Advisers LTD	Buy	3,500	CRTO US Equity	35.933523	20240618
Petrus Advisers LTD	Buy	15,000	CRTO US Equity	35.714520	20240618
Petrus Advisers LTD	Buy	1,500	CRTO US Equity	35.898940	20240618
Petrus Advisers LTD	Buy	30,000	CRTO US Equity	35.526330	20240618
Petrus Advisers LTD	Buy	6,500	CRTO US Equity	35.560497	20240620
Petrus Advisers LTD	Buy	13,500	CRTO US Equity	35.953359	20240620
Petrus Advisers LTD	Buy	1,798	CRTO US Equity	35.577965	20240620
Petrus Advisers LTD	Buy	28,422	CRTO US Equity	35.885947	20240620
Petrus Advisers LTD	Buy	4,000	CRTO US Equity	36.050848	20240620
Petrus Advisers LTD	Sell	-18,300	CRTO US Equity	36.060000	20240620
Petrus Advisers LTD	Exercise	-5,000 500,000	CRTO US 06/21/24 C35 Equity CRTO US Equity	0.000000 35.000000	20240621 20240621
Petrus Advisers LTD	Buy	49,700	CRTO US Equity	35.961276	20240621
Petrus Advisers LTD	Buy	19,400	CRTO US Equity	35.970515	20240621
Petrus Advisers LTD	Buy	5,000	CRTO US 07/19/24 C35 Equity	2.220000	20240624
Petrus Advisers LTD	Buy	5,000	CRTO US 08/16/24 C35 Equity	3.280000	20240624
Petrus Advisers LTD	Buy	24,500	CRTO US Equity	35.934058	20240624
Petrus Advisers LTD	Buy	54,250	CRTO US Equity	35.980852	20240624
Petrus Advisers LTD	Sell	-320,000	CRTO US Equity	35.500000	20240624
Petrus Advisers LTD	Sell	-300,000	CRTO US Equity	35.500000	20240624
Petrus Advisers LTD	Buy	41,152	CRTO US Equity	35.800000	20240624
Petrus Advisers LTD	Buy	1,250	CRTO US Equity	35.892584	20240624
Petrus Advisers LTD	Sell	-41,152	CRTO US Equity	35.800000	20240625
Petrus Advisers LTD	Buy	5,000	CRTO US 07/19/24 C45 Equity	0.500000	20240626
Petrus Advisers LTD	Buy	10,000	CRTO US 08/16/24 C35 Equity	3.600000	20240626
Petrus Advisers LTD	Buy	5,000	CRTO US 10/18/24 C45 Equity	1.000000	20240626
Petrus Advisers LTD	Sell	-42,667	CRTO US Equity	36.105762	20240626
Petrus Advisers LTD	Sell	-77,663	CRTO US Equity	36.200000	20240626
Petrus Advisers LTD	Sell	-686,971	CRTO US Equity	36.200000	20240626
Petrus Advisers LTD	Sell	-35,366	CRTO US Equity	36.200000	20240626
Petrus Advisers LTD	Sell Short	-39,700	CRTO US Equity	36.145000	20240626
Petrus Advisers LTD	Sell Short	-4,693	CRTO US Equity	36.508543	20240626
Petrus Advisers LTD	Sell Short	-37,900	CRTO US Equity	36.480000	20240627
Petrus Advisers LTD	Sell Short	-74,900	CRTO US Equity	36.559065	20240627
Petrus Advisers LTD	Sell Short	-50,500	CRTO US Equity	36.900079	20240627
Petrus Advisers LTD	Sell Short	-12,100	CRTO US Equity	36.540000	20240627
Petrus Advisers LTD	Sell Short	-2,406	CRTO US Equity	36.627594	20240627
Petrus Advisers LTD	Sell Short	-1,576	CRTO US Equity	36.652411	20240627
Petrus Advisers LTD	Buy Cover	30,320	CRTO US Equity	36.733175	20240627
Petrus Advisers LTD	Buy Cover	23,064	CRTO US Equity	36.873140	20240627
Klaus Umek	Sell	-2,100	CRTO US Equity	36.450500	20240627

CUSIP No. 226718104	13D	Page 10 of 10

Petrus Advisers LTD	Buy Cover	1,000	CRTO US Equity	37.064250	20240628
Petrus Advisers LTD	Sell Short	-72,239	CRTO US Equity	37.550394	20240628
Petrus Advisers LTD	Sell Short	-79,000	CRTO US Equity	37.351366	20240628
Petrus Advisers LTD	Buy Cover	1,500	CRTO US Equity	37.936287	20240701
Petrus Advisers LTD	Buy Cover	5,750	CRTO US Equity	37.925564	20240701
Petrus Advisers LTD	Sell Short	-36,700	CRTO US Equity	37.946717	20240701
Petrus Advisers LTD	Sell Short	-2,462	CRTO US Equity	38.004557	20240701
Petrus Advisers LTD	Sell Short	-5,459	CRTO US Equity	38.006815	20240701
Petrus Advisers LTD	Buy	12,750	CRTO US Equity	37.946431	20240702
Petrus Advisers LTD	Sell Short	-99,500	CRTO US Equity	38.005000	20240702
Petrus Advisers LTD	Sell Short	-23,856	CRTO US Equity	37.991963	20240702
Petrus Advisers LTD	Sell Short	-21,900	CRTO US Equity	37.966941	20240702
Petrus Advisers LTD	Sell Short	-46,400	CRTO US Equity	37.990000	20240702
Petrus Advisers LTD	Buy	9,250	CRTO US Equity	38.006379	20240702
Petrus Advisers LTD	Sell	-1,544	CRTO US Equity	38.145091	20240702
Petrus Advisers LTD	Sell Short	-12,103	CRTO US Equity	38.118428	20240702
Petrus Advisers LTD	Buy Cover	11,500	CRTO US Equity	38.211090	20240703
Petrus Advisers LTD	Sell Short	-74,200	CRTO US Equity	38.366132	20240703
Petrus Advisers LTD	Sell Short	-9,400	CRTO US Equity	38.545000	20240703
Petrus Advisers LTD	Sell Short	-14,900	CRTO US Equity	38.690302	20240703
Petrus Advisers LTD	Sell Short	-14,400	CRTO US Equity	38.715000	20240703
Petrus Advisers LTD	Buy Cover	1,250	CRTO US Equity	38.103520	20240703
Petrus Advisers LTD	Sell Short	-51,064	CRTO US Equity	38.854868	20240703
Petrus Advisers LTD	Sell Short	-3,039	CRTO US Equity	39.007335	20240703
Klaus Umek	Sell	-7,374	CRTO US Equity	38.008600	20240703
Petrus Advisers LTD	Buy	26,750	CRTO US Equity	39.017797	20240705
Petrus Advisers LTD	Sell Short	-5,400	CRTO US Equity	39.125000	20240705
Petrus Advisers LTD	Sell Short	-212,200	CRTO US Equity	39.013954	20240705
Petrus Advisers LTD	Sell Short	-20,000	CRTO US Equity	39.165000	20240705
Petrus Advisers LTD	Sell Short	-500	CRTO US Equity	39.202000	20240705
Petrus Advisers LTD	Sell Short	-78,500	CRTO US Equity	39.201443	20240705
Petrus Advisers LTD	Sell Short	-90,000	CRTO US Equity	39.343777	20240705
Petrus Advisers LTD	Sell Short	-90,000	CRTO US Equity	40.002429	20240705
Petrus Advisers LTD	Sell Short	-153,352	CRTO US Equity	40.000444	20240705
Petrus Advisers LTD	Sell	-500	CRTO US Equity	39.420000	20240705
Petrus Advisers LTD	Buy Cover	6,431	CRTO US Equity	40.015074	20240708
Klaus Umek	Sell (directly to Petrus Advisers LTD)	-4,075	CRTO US Equity	39.900000	20240708
Petrus Advisers LTD	Buy Cover (directly from Klaus Umek)	4,075	CRTO US Equity	39.900000	20240708
Petrus Advisers LTD	Sell Short	-957	CRTO US Equity	40.220000	20240708
Petrus Advisers LTD	Buy Cover	34,000	CRTO US Equity	39.943987	20240708
Petrus Advisers LTD	Buy Cover	6,228	CRTO US Equity	39.909411	20240708
Petrus Advisers LTD	Buy Cover	13,697	CRTO US Equity	39.804002	20240708
Petrus Advisers LTD	Buy Cover	6,339	CRTO US Equity	39.740552	20240709
Petrus Advisers LTD	Exercise (Cover)	-5,000 500,000	CRTO US 07/19/24 C35 Equity CRTO US Equity	0.000000 35.000000	20240709 20240709
Petrus Advisers LTD	Buy Cover	4,000	CRTO US Equity	39.912053	20240709
Petrus Advisers LTD	Buy Cover	34,000	CRTO US Equity	39.680641	20240709
Petrus Advisers LTD	Buy Cover	4,407	CRTO US Equity	39.809337	20240709
Petrus Advisers LTD	Exercise (Cover)	-2,500 250,000	CRTO US 07/19/24 C32.5 Equity CRTO US Equity	0.000000 32.500000	20240709 20240709
Petrus Advisers LTD	Exercise (Cover)	-4,450 445,000	CRTO US 07/19/24 C35 Equity CRTO US Equity	0.000000 35.000000	20240709 20240709